CATLIN

RECEIVED

2007 JUL -5 P 12:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

07024960

Catlin Group Limited

Cumberland House, 6th Floor
1 Victoria Street
Hamilton HM 11
Bermuda

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Tel (441) 296-0060
Fax (441) 296-6016

www.catlin.com

19 June 2007

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

SUPPL

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
Employee Benefit Trust	19/06/2007

Yours faithfully,

Pramila Bharj
Enc.

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

Employee Benefit Trust
Released: 19/06/2007

Catlin Group Limited
19 June 2007

Catlin Group Limited

Dealings by the Trustees of the Catlin Group Employee Benefit Trust (the 'EBT')

Catlin Group Limited ('Company') has received notice today that on 12 June 2007 the Trustees of the EBT acquired in London 267,400 common shares of $0.01 each in the capital of the Company ('Shares') at an average price of£4.89 pence per share. The shares represent 0.1% of the Company's issued share capital.

The EBT is a trust for the benefit of employees of the Company who participate in the Company's Performance Share Plan ('PSP'). Shares held in the EBT will vest to the same extent as the underlying PSP awards. Any Shares that do not vest will revert to the Company.

Depending on the level of vesting, the following directors and persons discharging managerial responsibilities have a beneficial interest in the Company's Shares that have been acquired by the EBT in up to the following amounts:

Name	Status	Number of Shares
Stephen Catlin	Director	18,043
Christopher Stooke	Director	12,247
Paul Brand	Person discharging managerial responsibilities	13,232
Paul Jardine	Person discharging managerial responsibilities	12,247

This notification is made in accordance with Rule 3.1.4R (1) (a) of the Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END